THT Heat Transfer Technology, Inc.
No.5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People's Republic of China

October [*], 2012

By EDGAR Transmission and by Hand Delivery
Rufus Decker
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	THT Heat Transfer Technology, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the Period Ended March 31, 2012
Filed May 14, 2012
File No. 1-34812

Dear Mr. Decker:

On behalf of THT Heat Transfer Technology, Inc. (“THT” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 4, 2012, providing the Staff’s comments with respect to the above referenced Form 10-K and 10-Q.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Make Good Escrow Agreement, Page F-24

1.

We note your response to comment one from our letter dated August 23, 2012. As your response indicates, your financial statements should reflect an obligation to be paid by a principal shareholder from which you benefit. The shareholders’ escrow agreement was an inducement to facilitate the private placement transaction on your behalf. You determined the fair value of the escrow agreement to be $640,000 upon inception. This amount was recorded as a debit to additional paid-in capital reflecting a reduction in the private placement proceeds. This amount was also correspondingly credited to additional paid-in capital as contributed capital. In this regard, please address the following:

THT Heat Transfer Technology, Inc.
October [*], 2012

  The number of shares to be issued under the escrow agreement varies based on a ratio determined by after tax net income times 1 million shares in each of 2010 and 2011. Although net income may affect your share price, this is not the sole or predominant item impacting the monetary value of this obligation. In this regard, we continue to have difficulty understanding how you determined that this obligation to issue a variable number of shares pursuant to the escrow agreement should not be accounted for as a liability at fair value pursuant to ASC 480-10-25-14. This liability should then be marked to market through net income until it is settled or terminated. The liability would only be relieved with a charge to additional paid-in capital when you no longer have this obligation. For example, in 2010, no shares were issuable as the appropriate targets were met. The liability recorded related to this obligation would be reduced as a result of meeting this target as a credit to additional paid-in capital. The fair value of the remaining up to 1 million shares for the 2011 conditional liability would continue to be marked to fair value through net income until this conditional liability no longer exists as well. Please advise;

  At inception of the escrow agreement, you recorded the fair value of the escrow agreement of $640,000 by debiting additional paid-in capital as a reduction in the private placement proceeds and correspondingly crediting additional paid-in capital for the contributed capital. Given that the obligation to issue a variable number of shares should be recorded as a liability, it is not clear how you determined it would be appropriate to credit additional paid-in capital instead of recording a liability at fair value. Please advise; and

  In calculating the fair value of your escrow agreement of $640,000 at inception, you estimated the probability of not achieving the 2010 and 2011 targets and correspondingly shares being issued under the escrow agreement to be 10%. Please tell us how you determined this was the appropriate percentage to use.

THT Response:

Regarding your first two queries, we reiterate our view expressed in our previous communications that:

-	the escrow shares arrangement does not fall into the scope of ASC 480-10-25-14 because the Company has no obligations to issue shares to either the new investors or the existing shareholders, and that none of the three conditions set out in ASC 480-10-25-14 exists in the escrow shares arrangement;

-	ASC 718-10-S99-2 applies regardless of whether the escrow shares arrangement is negotiated between the Company and the shareholder or between the shareholder and the new investors; and

-	the Company’s accounting treatment complies with the SEC staff’s guidance as set out explicitly and clearly in ASC 718-10-S99-2 that “the arrangement should be recognized and measured according to its nature and reflected as a reduction of the proceeds allocated to the newly-issued securities”.

THT Heat Transfer Technology, Inc.
October [*], 2012

Regarding your last query, the amount of $640,000 represents the expected value calculated on the basis of the management’s estimation of the probability that the Company not achieving the 2010 Guaranteed ATNI and 2011 Guaranteed ATNI. Accounting estimations involves judgments based on information available when the financial statements are prepared.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

THT Heat Transfer Technology, Inc.

By:/s/ Zhigang Xu
Zhigang Xu
Chief Financial Officer

Copies to: Louis A. Bevilacqua, Esq.
                   Fang Liu, Esq.